As filed with the U.S. Securities and Exchange Commission on November 29, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________
Novo Nordisk A/S
(Exact name of issuer of deposited securities as specified in its charter)

n/a
(Translation of issuer's name into English)

Denmark
(Jurisdiction of incorporation or organization of issuer)

JPMorgan Chase Bank, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 552-4944
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
James C. Shehan, Esq.
Novo Nordisk of North America, Inc.
103 Foulk Rd. Ste
282, Wilmington, DE
19803, USA
Telephone (609) 987 5282
(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600
It is proposed that this filing become effective under Rule 466
☒ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one B share of Novo Nordisk A/S	50,000,000 American Depositary Shares	$0.05	$2,500,000	$76.75
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 33-40695.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) filed as Exhibit (a)(5) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American Depositary
Item Number and Caption		Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary	Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
(ii)	Procedure for voting, if any, the deposited securities	Paragraphs (10) and (11)
(iii)	Collection and distribution of dividends	Paragraphs (4), (9) and (10)
(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (11) and (13)
(v)	Sale or exercise of rights	Paragraphs (4) and (9)
(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (9) and (12)
(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (15), (16) and (17)
(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (13)
(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (3), (4), (5), and (8)
(x)	Limitation upon the liability of the Depositary	Paragraph (14)
(3)	Fees and Charges	Paragraph (6)

Item 2. AVAILABLE INFORMATION

Location in Form of American Depositary
Item Number and Caption	Receipt Filed Herewith as Prospectus

(b)
Statement that Novo Nordisk A/S is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended and, accordingly, files certain reports with the United States Securities and Exchange Commission (the “Commission”), and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the Depositary.
Paragraph (18)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)
Deposit Agreement dated as of February 1, 1981, as amended as of September 10, 1984, as further amended and restated as of May 1, 1991 and as amended as of April 15, 1994 among Novo Nordisk A/S, Morgan Guaranty Trust Company of New York, as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"). Previously filed as an Exhibit to Registration Statement No. 33-11760 which is incorporated herein by reference.

(a)(2)	Amendment No. 1 to Deposit Agreement. Previously filed as an Exhibit to Registration Statement No. 33-40695 which is incorporated herein by reference.

(a)(3)	Amendment No. 2 to Deposit Agreement. Previously filed as an Exhibit to Registration Statement No. 33-40695 which is incorporated herein by reference.

(a)(4)	Amendment No. 3 to Deposit Agreement. Previously filed as an Exhibit to Registration Statement No. 33-40695 which is incorporated herein by reference.

(a)(5)	Form of Amendment No. 4 to Deposit Agreement, including the form of ADR. Filed herewith as Exhibit (a)(5).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on November 28, 2007.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/Melinda L. Van Luit
Name: Melinda L. Van Luit
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Novo Nordisk A/S certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on October 30, 2007.

NOVO NORDISK A/S

By:	/s/Lars Rebien Sørensen
Name: Lars Rebien Sørensen
Title: President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lars Rebien Sørensen and Jesper Brandgaard, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Under the requirements of the Securities Act, this Registration Statement has been signed by the following persons on October 30, 2007, in the capacities indicated.

Signature	Title

/s/Lars Rebien Sørensen	President and Chief Executive Officer
Lars Rebien Sørensen

/s/Jesper Brandgaard	Chief Financial Officer
Jesper Brandgaard

/s/Sten Scheibye	Chairman of the Board of Directors
Sten Scheibye

/s/Göran A. Ando	Vice Chairman of the Board of Directors
Göran A. Ando

/s/Kurt Briner	Director
Kurt Briner

/s/Henrik Gürtler	Director
Henrik Gürtler

/s/Johnny Henriksen	Director
Johnny Henriksen

/s/Neils Jacobsen	Director
Niels Jacobsen

/s/Anne Marie Kverneland	Director
Anne Marie Kverneland

/s/Kurt Anker Nielsen	Director
Kurt Anker Nielsen

/s/Søren Thuesen Pedersen	Director
Søren Thuesen Pedersen

/s/Stig Strøbæk	Director
Stig Strøbæk

/s/Jrrgen Wedel	Director
Jørgen Wedel

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America, has signed this Registration Statement in Delaware on November 29, 2007.

Authorized U.S. Representative

By:	/s/James C. Shehan
Name: James C. Shehan

INDEX TO EXHIBITS

Exhibit Number
(a)(5)	Form of Amendment No. 4 to Deposit Agreement, including the form of ADR
(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.
(e)	Rule 466 Certification